SCHEDULE A

TO THE ADMINISTRATION AGREEMENT

FOR JPMORGAN INSTITUTIONAL TRUST

(Amended as of June 26, 2009)

JPMorgan Intermediate Bond Trust
JPMorgan Core Bond Trust
JPMorgan Equity Index Trust

*     *     *     *     *

JPMorgan Funds Management, Inc.
By:	/s/ Patricia A. Maleski
Name:	Patricia A. Maleski
Title:	Managing Director

JPMorgan Institutional Trust
By:	/s/ Francesco Tango
Name:	Francesco Tango
Title:	Assistant Treasurer